Westpac Banking Corporation

575 Fifth Avenue, 39th Floor

New York, NY 10017-2422

October 1, 2010

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2009

Filed November 13, 2009

File No. 001-10167

Dear Ms. Blume:

I refer to your letter, dated August 27, 2010 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2009 (File No. 001-10167) filed with the Commission on November 13, 2009.

On September 8, 2010, Westpac submitted a request for an extension until September 30, 2010 to respond to the staff’s comments.  As Westpac’s U.S. counsel, Debevoise & Plimpton LLP, discussed with Ms. Angela Connell of the staff yesterday, Westpac will require additional time to finalize its response to the staff’s comments.  Accordingly, Westpac respectfully requests a further extension of time to respond to the staff’s comments.  Westpac now expects to provide its response to the Commission no later than October 15, 2010.

If you have any questions relating to the foregoing, please do not hesitate to contact me at (212) 551-1926 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

By:	/s/ Manuela Adl
Senior Vice President and
Chief Operating Officer

cc:           Paddy Rennie, Westpac Banking Corporation

Alan H. Paley, Debevoise & Plimpton LLP